SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2002
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X|         Form 20-F               |_|         Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|         Yes                     |X|         No

         Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's financial statements for the quarter ended September 30, 2002.

         Attached hereto as Exhibit 2 and incorporated by reference herein is a report of the Registrant's management for the three and nine-month periods ended September 30, 2002.

         Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press release dated November 6, 2002.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ELBIT SYSTEMS LTD.
                                               (Registrant)


                                               By:  /s/ Arie Tal
                                                   -----------------------------
                                                    Name: Arie Tal
                                                    Title: Corporate Secretary

Dated: November 6, 2002.

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.   DESCRIPTION
    -----------   -----------

    1.            Financial statements for the quarter ended September 30, 2002.

    2. Management report for the three and nine-month periods ended September 30, 2002.

    3.            Press release dated November 6, 2002.

                                    EXHIBIT 1
                                    ---------


                               ELBIT SYSTEMS LTD.

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2002
                            ------------------------
                                   (Unaudited)

                               ------------------
                               ELBIT SYSTEMS LTD.
                               ------------------


                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2002
                            ------------------------
                                   (Unaudited)


                                 C O N T E N T S
                                 ---------------

                                                                        P A G E
                                                                        -------

    Consolidated Balance Sheets                                          2 - 3

    Consolidated Statements of Operations                                  4

    Consolidated Statements of Changes in Shareholder's Equity           5 - 6

    Consolidated Statements of Cash Flows                                7 - 8

    Notes to the Consolidated Financial Statements                      9 - 12



                                   # # # # # #

                               ELBIT SYSTEMS LTD.

                           CONSOLIDATED BALANCE SHEETS

                         (In thousands of U.S. dollars)


                                                          SEPTEMBER 30   DECEMBER 31
                                                            2002            2001
                                                          (UNAUDITED)     (AUDITED)
                                                          -----------     ---------

CURRENT ASSETS
    Cash and cash equivalents                                48,163         44,064
    Deposits with banks and others                            3,624          2,940
    Trade receivables, net of allowance for doubtful
      accounts of $3,118 and $3,200 as of September
      30, 2002 and December 31, 2001, respectively          232,320        241,827
    Other receivables and prepaid expenses                   38,589         34,779
    Inventories, net of advances (Note 3)                   219,587        185,090
                                                            -------        -------
      Total current assets                                  542,283        508,700
                                                            -------        -------

INVESTMENTS AND LONG-TERM
  RECEIVABLES

    Affiliated companies and other investments               37,923         31,492
    Accounts receivable                                      31,046         64,804
    Deposits and loans                                        2,910          3,433
    Severance pay fund                                        5,613          5,984
                                                            -------        -------
      Total long-term assets                                 77,492        105,713
                                                            -------        -------

PROPERTY, PLANT AND EQUIPMENT, NET                          194,828        184,774
                                                            -------        -------

OTHER ASSETS, net of accumulated amortization
   of  $20,136 and $14,416 at September 30, 2002
   and December 31, 2001, respectively                      106,488        105,283
                                                            -------        -------

      Total assets                                          921,091        904,470
                                                            =======        =======


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

                           CONSOLIDATED BALANCE SHEETS

                         (In thousands of U.S. dollars)

                                                     SEPTEMBER 30   DECEMBER 31
                                                         2002           2001
                                                     (UNAUDITED)     (AUDITED)
                                                     -----------     ---------

CURRENT LIABILITIES
  Loans and short-term credit                           32,998         46,894
  Accounts payable - trade                              85,874        111,182
  Sundry accruals                                      128,688        133,355
  Advances from customers, net of inventories          100,308         93,342
                                                       -------         ------
      Total current liabilities                        347,868        384,773
                                                       -------         ------

LONG TERM LIABILITIES
  Long-term loans                                       77,840         69,202
  Advances from customers, net                          46,800         29,840
  Deferred taxes                                        24,156         21,989
  Employee termination obligations                      16,238         14,687
                                                       -------         ------
      Total long-term liabilities                      165,034        135,718
                                                       -------         ------

MINORITY INTEREST                                        6,382          5,994
                                                       -------         ------

SHAREHOLDERS' EQUITY
  Share capital                                         11,099         11,054
  Additional paid-in capital                           245,665        244,625
  Retained earnings                                    149,364        126,627
                                                       -------         ------
                                                       406,128        382,306

Less - treasury stock                                    4,321          4,321
                                                       -------         ------

       Total shareholders' equity                      401,807        377,985
                                                       -------         ------

       Total liabilities and shareholders' equity      921,091        904,470
                                                       =======         ======


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (In thousands of U.S. dollars, except for per share amounts)


                                                              FOR THE                           FOR THE
                                                          NINE MONTHS ENDED                  THREE MONTHS ENDED           FOR THE
                                                             SEPTEMBER 30                      SEPTEMBER 30              YEAR ENDED
                                                        ----------------------        -------------------------------    DECEMBER 31
                                                        2002              2001            2002               2001            2001
                                                        ----              ----            ----               ----            ----
                                                             (UNAUDITED)                        (UNAUDITED)              (AUDITED)
                                                             -----------                        -----------             ---------
Revenues                                                589,143          539,731          210,155          187,957          764,501
Cost of revenues                                        424,415          389,153          150,738          136,090          553,957
 Expense in respect of Chief Scientist (Note 5)           9,801               --               --               --               --
                                                        -------          -------           ------           ------          -------
   Gross profit                                         154,927          150,578           59,417           51,867          210,544
                                                        -------          -------           ------           ------          -------

Research and development expenses, net                   40,949           41,032           15,185           15,302           60,103
Marketing and selling expenses                           47,353           38,126           17,366           13,338           54,923
General and administrative expenses                      31,046           28,810           10,860           10,836           43,524
                                                        -------          -------           ------           ------          -------
                                                        119,348          107,968           43,411           39,476          158,550
                                                        -------          -------           ------           ------          -------

   Operating income                                      35,579           42,610           16,006           12,391           51,994

Finance expenses, net                                      (690)            (688)            (595)            (134)          (2,618)

Other income (expenses), net                               (524)            (475)            (115)            (312)             774
                                                        -------          -------           ------           ------          -------
   Income before income taxes                            34,365           41,447           15,296           11,945           50,150

Income taxes (Note 6)                                     6,810            8,875            1,565            2,099           11,003
                                                        -------          -------           ------           ------          -------
                                                         27,555           32,572           13,731            9,846           39,147
Equity in net gains (losses) of affiliated
companies and partnership                                 2,554             (429)           1,114              593             (598)

Minority interest                                         1,877              984              659              898            2,247
                                                        -------          -------           ------           ------          -------
   Net income                                            31,986           33,127           15,504           11,337           40,796
                                                        =======          =======           ======           ======          =======
Earnings per share

Basic earnings per share                                   0.83             0.87             0.40             0.30             1.07
                                                        =======          =======           ======           ======          =======
Number of shares used in computation
     (in thousands)                                      38,459           37,892           38,515           38,004           37,975
                                                        =======          =======           ======           ======          =======

Diluted earnings per share                                 0.80             0.85             0.39             0.29             1.04
                                                        =======          =======           ======           ======          =======
Number of shares used in computation
     (in thousands)                                      39,896           39,087           39,772           39,579           39,359
                                                        =======          =======           ======           ======          =======



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

             (In thousands of U.S. dollars, except number of shares)


                                                                         ADDITIONAL
                                                NUMBER OF      SHARE      PAID-IN     RETAINED      GROSS      TREASURY     NET
                                                  SHARES      CAPITAL     CAPITAL     EARNINGS      TOTAL        STOCK     TOTAL
                                                ----------    -------    ----------   --------      -----      --------    -----
UNAUDITED
BALANCE AS OF JANUARY 1, 2002                   38,739,093    11,054     244,625      126,627      382,306     (4,321)    377,985
Net income                                              --        --          --       31,986       31,986         --
Warrants exercised                                 205,093        45       1,866           --        1,911         --
Tax benefit in respect of  options exercised            --        --         390           --          390         --
Amortization of deferred stock compensation             --        --      (1,216)          --       (1,216)        --
Dividend                                                --        --          --       (9,249)      (9,249)        --
                                                ----------    ------     -------      -------      -------     ------     -------
BALANCE AS OF SEPTEMBER 30, 2002                38,944,186    11,099     245,665      149,364      406,128     (4,321)    401,807
                                                ==========    ======     =======      =======      =======     ======     =======

BALANCE AS OF JANUARY 1, 2001                   38,153,233    10,916     235,462       97,963      344,341     (3,613)    340,728
Net income                                              --        --          --       33,127       33,127         --
Warrants exercised                                 309,061        74       1,101           --        1,175         --
Tax benefit in respect of options exercised             --        --         931           --          931         --
Adjustment of capital reserve                           --        --      (3,874)          --       (3,874)        --
Amortization of deferred stock compensation             --        --       2,472           --        2,472         --
Treasury stock                                          --        --          --           --           --       (708)
Dividend                                                --        --          --       (9,088)      (9,088)        --
                                                ----------    ------     -------      -------      -------     ------     -------
BALANCE AS OF SEPTEMBER 30, 2001                38,462,294    10,990     236,092      122,002      369,084     (4,321)    364,763
                                                ==========    ======     =======      =======      =======     ======     =======



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

             (In thousands of U.S. dollars, except number of shares)


                                                                         ADDITIONAL
                                                NUMBER OF      SHARE      PAID-IN     RETAINED      GROSS      TREASURY     NET
                                                  SHARES      CAPITAL     CAPITAL     EARNINGS      TOTAL        STOCK     TOTAL
                                                ----------    -------    ----------   --------      -----      --------    -----
UNAUDITED

BALANCE AS OF JULY 1, 2002                      38,905,182     11,090     245,902      136,940      393,932       (4,321)    389,611
Net income                                              --         --          --       15,504       15,504           --
Warrants exercised                                  39,004          9         312           --          321           --
Tax benefit in respect of options exercised             --         --          54           --           54           --
Amortization of deferred stock compensation             --         --        (603)          --         (603)          --
Dividend                                                --         --          --       (3,080)      (3,080)          --
                                                ----------     ------     -------      -------      -------       ------     -------
BALANCE AS OF SEPTEMBER 30, 2002                38,944,186     11,099     245,665      149,364      406,128       (4,321)    401,807
                                                ==========     ======     =======      =======      =======       ======     =======

BALANCE AS OF JULY 1, 2001                      38,307,701     10,953     237,255      113,697      361,905       (4,321)    357,584
Net income                                              --         --          --       11,337       11,337           --
Warrants exercised                                 154,593         37         515           --          552           --
Tax benefit in respect of options exercised             --         --         514           --          514           --
Adjustment of capital reserve                           --         --      (3,874)          --       (3,874)          --
Amortization of deferred stock compensation             --         --       1,682           --        1,682           --
Dividend                                                --         --          --       (3,032)      (3,032)          --
                                                ----------     ------     -------      -------      -------       ------     -------
BALANCE AS OF SEPTEMBER 30, 2001                38,462,294     10,990     236,092      122,002      369,084       (4,321)    364,763
                                                ==========     ======     =======      =======      =======       ======     =======

AUDITED
BALANCE AS OF JANUARY  1, 2001                  38,153,233     10,916     235,462       97,963      344,341       (3,613)    340,728
  Net income                                            --         --          --       40,796       40,796           --
  Warrants exercised                               585,860        138       3,162           --        3,300           --
  Tax benefit in respect of options exercised           --         --       1,363           --        1,363           --
  Adjustment of capital reserve                         --         --      (3,874)          --       (3,874)          --
  Amortization of deferred stock compensation           --         --       8,512           --        8,512           --
  Treasury stock                                        --         --          --           --           --         (708)
  Dividend                                              --         --          --      (12,132)     (12,132)          --
                                                ----------     ------     -------      -------      -------       ------     -------
BALANCE AS OF DECEMBER 31, 2001                 38,739,093     11,054     244,625      126,627      382,306       (4,321)    377,985
                                                ==========     ======     =======      =======      =======       ======     =======



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (In thousands of U.S. dollars)


                                                                               FOR THE NINE
                                                                               MONTHS ENDED         FOR THE
                                                                               SEPTEMBER 30        YEAR ENDED
                                                                              ---------------      DECEMBER 31
                                                                              2002       2001        2001
                                                                               (UNAUDITED)         (AUDITED)
                                                                              ---------------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                 31,986      33,127      40,796
                                                                           -------     -------     -------
Adjustments to reconcile net income
   to net cash provided by operating activities:
    Depreciation, amortization and non-cash compensation                    24,382      28,174      41,377
    Deferred taxes                                                             382      (4,250)     (2,694)
    Deposits for severance pay                                                 371         161         167
    Provision for severance pay                                              1,551         101        (800)
    Loss (gain) on sale of fixed assets and investments                        372          87        (327)
    Equity in net losses  (gains) of affiliates and partnership             (2,554)        429         103
    Minority interests and other adjustments                                (1,855)       (497)       (960)
    Changes in operating assets and liabilities:
    Receivables and prepaid expenses                                        41,428        (232)    (10,007)
    Inventories                                                            (54,826)    (59,495)    (72,165)
    Accounts payable and accrued expenses                                  (30,081)     (5,310)     38,013
    Chief Scientist                                                          9,935          --          --
    Advances received from customers                                        41,755      (4,847)      6,489
                                                                           -------     -------     -------
                                                                            30,860     (45,679)       (804)
                                                                           -------     -------     -------
                   Net cash provided by (used in) operating activities      62,846     (12,552)     39,992
                                                                           -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:

      Purchase of fixed and other assets                                   (30,416)    (33,439)    (45,296)
      Investment grants received                                                --         392       1,334
      Purchase of subsidiaries and business (Schedule A)                    (5,280)         --      (3,344)
      Investments in affiliated company and subsidiary                      (2,684)     (2,700)       (801)
      Proceeds from sale of fixed assets and investments                       805       1,560       3,010
      Long-term loans granted to employees                                    (555)     (1.868)     (1,872)
      Long-term loans repaid by employees                                      818       2,279       2,376
      Short-term loans, net                                                   (612)       (100)       (111)
                                                                           -------     -------     -------
                     Net cash used in investing activities                 (37,924)    (33,876)    (44,704)
                                                                           -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from exercise of options                                       1,911       1,175       3,300
     Repayment of long-term credit for purchase of a building                   --      (3,000)     (3,000)
     Company's shares acquired by a subsidiary                                  --        (708)       (708)
     Proceeds from issuance of shares in a subsidiary                           --       2,782       3,722
     Receipt on account of shares in a subsidiary                            1,000          --          --
     Long-term loans repaid                                                 (1,634)     (9,909)    (13,049)
     Long-term loans received                                                2,241         424      25,444
     Dividends paid                                                         (9,249)     (9,088)    (12,132)
     Changes in short-term credit, net                                     (15,092)     50,340      (6,517)
                                                                           -------     -------     -------
                    Net cash provided by (used in) financing activities    (20,823)     32,016      (2,940)
                                                                           -------     -------     -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             4,099     (14,412)     (7,652)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            44,064      51,716      51,716
                                                                           -------     -------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  48,163      37,304      44,064
                                                                           =======     =======     =======



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

                         (In thousands of U.S. dollars)


                                                                 FOR THE
                                                             NINE MONTHS ENDED      FOR THE
                                                               SEPTEMBER 30        YEAR ENDED
                                                             -----------------     DECEMBER 31
                                                              2002       2001        2001
                                                               (UNAUDITED)         (AUDITED)
                                                              ---------------     -----------

Income taxes paid                                          17,878        7,245       9,469
                                                           =======     =======     =======

Interest paid                                               2,778        6,130       6,649
                                                           =======     =======     =======

SCHEDULE A:

Purchase of  subsidiaries  and  business
Assets and  liabilities on date of acquisition:
  Working capital (except cash)                                --           --         888
  Fixed assets                                               (275)          --      (1,886)
  Other assets                                             (5,078)          --      (3,800)
  Long-term liabilities                                        --           --       1,454
  Purchase of assets in credit                                 73           --          --
                                                           -------     -------     -------
                                                           (5,280)          --      (3,344)
                                                           =======     =======     =======



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                               ELBIT SYSTEMS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)

NOTE 1  - GENERAL

          The accompanying financial statements have been prepared in a condensed format as of September 30, 2002, and for the nine months and three months then ended in accordance with generally accepted accounting principles in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. See Note 7 for the reconciliation from US GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

          These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2001.

          The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature.

          Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as described in Note 4.

          The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes the Company and its subsidiaries) are conducted is the U.S. dollar.

                               ELBIT SYSTEMS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)

NOTE 3 - INVENTORIES, NET OF ADVANCES

                                            September 30       DECEMBER 31
                                               2002              2001
                                            ------------       -----------
                                             UNAUDITED          AUDITED

Work-in-progress                            193,082            155,712
Materials                                    76,396             70,133
Advances and payments on account             39,677             30,955
                                            -------            -------
                                            309,155            256,800

Less-
Inventories deducted from advances            8,896             10,961
                                            -------            -------
                                            300,259            245,839
Less -
Advances received from customers             72,363             49,969
Provision for losses                          8,309             10,780
                                            -------            -------
                                            219,587            185,090

NOTE 4 -  GOODWILL AND OTHER INTANGIBLE ASSETS

          On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) and accordingly goodwill is no longer being amortized as of January 1, 2002. In accordance with SFAS 142, the Company has also evaluated the useful lives of its other intangible assets and has concluded that no change in the period of amortization is necessary.

          The annual amortization expense relating to intangibles existing as of September 30, 2002 for each of the five years in the period ending December 31, 2006 is estimated to be approximately $7,000.

          As of January 1, 2002, the Company has unamortized goodwill in the amount of $36,000.

          In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company, based on an independent valuation of the fair value of each reporting unit, has determined that the carrying amount of each reporting unit does not exceed its fair value as of January 1, 2002. Accordingly, the Company concluded that as of January 1, 2002 no goodwill impairment loss should be recorded.

                               ELBIT SYSTEMS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)

NOTE 4 -  GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

          The following transitional information is presented to reflect net income and earnings per share for all prior periods adjusted to exclude amortization of goodwill.


                                              FOR THE NINE                 FOR THE THREE
                                              MONTHS ENDED                  MONTHS ENDED          FOR THE
                                            ------------------          ------------------      YEAR ENDED
                                              SEPTEMBER 30                  SEPTEMBER 30        DECEMBER 31
                                            2002          2001          2002          2001          2001
                                            ----          ----          ----          ----          ----
Reported net income                        31,986        33,127        15,504        11,337        40,796
Goodwill amortization                          --         2,070            --           690         2,760
                                           ------        ------        ------        ------        ------
Adjusted net income                        31,986        35,197        15,504        12,027        43,556
                                           ======        ======        ======        ======        ======

Earnings per share
Reported basic earnings
  per share                                  0.83          0.87          0.40          0.30          1.07
Goodwill amortization                          --          0.06            --          0.02          0.08
                                           ------        ------        ------        ------        ------
Adjusted basic earnings
  per share                                  0.83          0.93          0.40          0.32          1.15
                                           ======        ======        ======        ======        ======

Reported diluted earnings per share          0.80          0.85          0.39          0.29          1.04
Goodwill amortization                          --          0.05            --          0.01          0.07
                                           ------        ------        ------        ------        ------
Adjusted diluted
  earnings per share                         0.80          0.90          0.39          0.30          1.11
                                           ======        ======        ======        ======        ======


NOTE 5 -  ARRANGEMENT WITH THE CHIEF SCIENTIST

          In May 2002 El-Op's Board of Directors approved an arrangement, proposed by the Chief Scientist in Israel, according to which El-Op will pay commencing in 2002 an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. This amount has been recorded as of September 30, 2002. As a result the Company recorded an expense for the agreed amount net of the accrual for royalties, previously recorded by El-OP.

                               ELBIT SYSTEMS LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)

NOTE 6 -  INCOME TAXES

          The provision for taxes made in the third quarter of 2002 includes a reduction of tax expenses in the amount of $2,800 due to adjustments of estimated taxes and completion of tax assessments for prior years in respect of various group companies.

NOTE 7 -  RECONCILIATION TO ISRAELI GAAP

          As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

     1.   EFFECT ON NET INCOME AND EARNINGS PER SHARE


                                                              FOR THE NINE
                                                              MONTHS ENDED                    FOR THE
                                                              SEPTEMBER 30                  YEAR ENDED
                                                       --------------------------           DECEMBER 31
                                                        2002                2001               2001
                                                              (UNAUDITED)                    (AUDITED)
                                                       --------------------------           ------------
A) Net income as reported
      according to U.S. GAAP                           31,986              33,127             40,796
      Adjustments to Israeli GAAP                      (3,163)              1,234              1,767
                                                      -------             -------            -------
     Net income according to Israeli GAAP              28,823              34,361             42,563
                                                      =======             =======            =======

B) Earnings per share

     Basic net income per share
        As reported according to U.S. GAAP               0.83                0.87               1.07

        As per Israeli GAAP                              0.75                0.91               1.11

     Diluted net income per share
        As reported according to U.S. GAAP               0.80                0.85               1.04

        As per Israeli GAAP                              0.72                0.88               1.11


     2.   EFFECT ON SHAREHOLDERS' EQUITY

                                                                                             AS PER
                                                                                             ISRAELI
                                                     AS REPORTED          ADJUSTMENTS         GAAP
                                                     -----------          -----------        -------
     AS OF SEPTEMBER 30, 2002 (UNAUDITED)
       Shareholders' equity                           401,807             (12,636)           389,171
                                                      =======             =======            =======
     AS OF DECEMBER 31, 2001 (AUDITED)

       Shareholders' equity                           377,985             (12,149)           365,836
                                                      =======             =======            =======


                                  # # # # # # #

                                    EXHIBIT 2
                                    ---------

                               ELBIT SYSTEMS LTD.
                               ------------------
                               MANAGEMENT'S REPORT
                               -------------------
          FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002
          -------------------------------------------------------------

          THIS REPORT SHOULD BE READ TOGETHER WITH THE COMPANY'S UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2002 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2001, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE ISRAELI SECURITIES AUTHORITY.

A.        THE COMPANY AND ITS BUSINESS ENVIRONMENT
          ----------------------------------------

          Elbit Systems Ltd. ("Elbit Systems") and its subsidiary companies (together the "Company") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture, integration and marketing of advanced integrated defense systems, electronic systems, electro-optic systems and products, software intensive programs and products for the defense and homeland security sectors.
          In addition, the Company provides support and services for such platforms, systems and products.

          The Company is engaged in the design, development, manufacture and integration of electronic and electro-optic systems and products for various leading projects in Israel and worldwide, in areas such as ground and naval command, control, communication, computers and intelligence ("C4I") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems. The Company often cooperates with industries in Israel, as well as in various other countries.

B.        BACKLOG OF ORDERS
          -----------------

          On September 30, 2002, the Company's backlog of orders reached $1,677 million, of which 66% were for orders outside Israel. On December 31, 2001, the Company's backlog was $1,566 million, out of which 68% were for orders outside Israel.

          Approximately 55% of the Company's backlog as of September 30, 2002 is scheduled to be performed during the fourth quarter of 2002 and during 2003.

C.        MAJOR SUBSIDIARIES AND AFFILIATED COMPANIES
          -------------------------------------------

 |_| Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main business areas include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

 |_| EFW Inc. ("EFW") - a wholly owned subsidiary registered in the United States, serves as the base for the Elbit Systems group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

 |_| Cyclone Aviation Products Ltd. ("Cyclone") - a wholly owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

 |_| Silver Arrow - a wholly owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

 |_| Ortek Ltd. ("Ortek") - a wholly owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment. On January 7, 2002, the Company increased its holdings in Ortek from 75% to 100%.

 |_| Kinetics Ltd. ("Kinetics") - a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for armored vehicles.

 |_| Semi-Conductor Devices ("SCD") - an affiliated Israeli partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

 |_| Opgal Optronic Industries Ltd. ("Opgal") - an affiliated Israeli company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

 |_| The Company also has holdings, directly and indirectly, in several technology spin-off companies whose activities are based on technologies that were developed by the Company and its subsidiaries. The spin-off companies are involved primarily in the areas of optical communications, space satellites and medical diagnostic equipment.

D.        NEW ACCOUNTING STANDARDS AFFECTING THE BUSINESS RESULTS
          -------------------------------------------------------

          On  January  1, 2002,  the  Company  adopted  Statement  of  Financial
          Accounting Standards No. 142 ("SFAS 142"). In accordance with SFAS 142, commencing January 1, 2002 the Company no longer amortizes goodwill.

          Also in accordance with SFAS 142, the Company evaluated the need to record goodwill impairment loss. As of January 1, 2002, based on the results of this evaluation, the Company concluded that no impairment loss was required to be recorded.

E.        EVENTS IN 2002
          --------------

|_| On May 23, 2002, Elbit Systems announced that its wholly-owned subsidiary, El-Op, reached an agreement to join the new program offered by the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS"), aimed at major R&D intensive Israeli companies.

          According to the agreement, El-Op will pay the OCS, over a period of five years commencing in 2002, an agreed amount of $10.6 million, in exchange for a release by the OCS from all obligations to pay royalties in the future.

          The agreed upon amount, net of cost of accrued royalties previously recorded by El-Op, was recorded with cost of revenues as a one-time charge of approximately $9.8 million (before tax) in the Company's statement of operations for the second quarter of 2002. The Company estimates that the cost of the agreement will be recovered through reduction of future royalty expenses within a period of approximately four years.

|_| On July 24, 2002, the Israeli Parliament (Knesset) approved an amendment to the Income Tax Ordinance (Amendment No. 132), 2002. The amendment includes certain provisions that change the taxation treatment of employee stock options and expand the Israeli corporate tax base by changing the taxation of certain passive income deriving from sources outside of Israel. The Company is currently evaluating the impact of the new amendment on its future financial results.

F.        SUMMARY OF FINANCIAL RESULTS
          ----------------------------

          The  following  table  sets  forth  the  consolidated   statements  of
          operations of the Company and its subsidiaries for the three and nine-month periods ended September 30, 2002 and September 30, 2001.


                                                    For the nine months                     For the three months
                                                    ended on September 30                   ended on September 30
                                                -----------------------------          -----------------------------
                                                 2002              2001                 2002                 2001
                                                 ----              ----                 ----                 ----
                                             $         %       $          %       $            %        $           %
                                            ---       ---     ---        ---     ---          ---      ---         ---
                                                        (In thousands of U.S. dollars except per share data)

Total revenues                            589,143    100.0   539,731     100.0   210,155      100.0   187,957      100.0
Cost of revenues                          424,415     72.0   389,153      72.1   150,738       71.7   136,090       72.4
                                          -------     ----   -------      ----   -------       ----   -------       ----
Gross profit before OCS
non-recurring charge                      164,728     28.0   150,578      27.9    59,417       28.3    51,867       27.6
                                          -------     ----   -------      ----   -------       ----   -------       ----

OCS non-recurring charge                    9,801      1.7        --      --          --       --          --       --
                                          -------     ----   -------      ----   -------       ----   -------       ----
Gross profit as reported                  154,927     26.3   150,578      27.9    59,417       28.3    51,867       27.6
                                          -------     ----   -------      ----   -------       ----   -------       ----

Research and development expenses, net     40,949      7.0    41,032       7.6    15,185        7.2    15,302        8.1
Marketing and selling expenses             47,353      8.0    38,126       7.1    17,366        8.3    13,338        7.1
General and administrative expenses        31,046      5.3    28,810       5.3    10,860        5.2    10,836        5.8
                                          -------     ----   -------      ----   -------       ----   -------       ----
                                          119,348     20.3   107,968      20.0    43,411       20.7    39,476       21.0
                                          -------     ----   -------      ----   -------       ----   -------       ----
Operating  income                          35,579      6.0    42,610       7.9    16,006        7.6    12,391        6.6

Financing expenses, net                      (690)    (0.1)     (688)     (0.1)     (595)      (0.3)     (134)      (0.1)
Other expenses, net                          (524)    (0.1)     (475)     (0.1)     (115)       0.0      (312)      (0.2)
                                          -------     ----   -------      ----   -------       ----   -------       ----
Income before income taxes                 34,365      5.8    41,447       7.7    15,296        7.3    11,945        6.3

Provision for income taxes                  6,810      1.1     8,875       1.6     1,565        0.8     2,099        1.1
                                          -------     ----   -------      ----   -------       ----   -------       ----
                                           27,555      4.7    32,572       6.0    13,731        6.5     9,846        5.2
Minority interest                           1,877      0.3       984       0.2       659        0.3       898        0.5
Company's  share of income  (loss) of
affiliated  companies and partnerships      2,554      0.4      (429)     (0.1)    1,114        0.5       593        0.3
                                          -------     ----   -------      ----   -------       ----   -------       ----
Net earnings                               31,986      5.4    33,127       6.1    15,504        7.4    11,337        6.0
                                          =======     ====   =======      ====   =======       ====   =======       ====
Diluted earnings per share                   0.80               0.85                0.39                 0.29
                                          =======            =======             =======              =======
Weighted average number of shares
used in computation                        39,896             39,087              39,772               39,579
                                          =======            =======             =======              =======


          The following tables sets forth the Company's results of operations, excluding the non-recurring charge of $9.8 million related to the agreement reached by El-Op with the OCS in the second quarter of 2002, and the effect of SFAS 142 on the net earnings and earnings per share in 2001.

   1.     Excluding non-recurring OCS charge:
          -----------------------------------


                                                    For the nine months                     For the three months
                                                    ended on September 30                   ended on September 30
                                                -----------------------------          -----------------------------
                                                 2002              2001                 2002                 2001
                                                 ----              ----                 ----                 ----
                                             $         %       $          %       $            %        $           %
                                            ---       ---     ---        ---     ---          ---      ---         ---
                                                        (In thousands of U.S. dollars except per share data)

Gross profit                              164,728     28.0   150,578      27.9    59,417       28.3    51,867       27.6

Operating  income                          45,380      7.7    42,610       7.9    16,006        7.6    12,391        6.6

Net earnings                               39,826      6.8    33,127       6.1    15,504        7.4    11,337        6.0
                                          =======            =======             =======              =======

Diluted earnings per share
excluding OCS charge and
including goodwill amortization              1.00               0.85                0.39                 0.29
                                             ====               ====                ====                 ====


   2.     Excluding non-recurring OCS charge in 2002 and amortization of goodwill in 2001:
          -------------------------------------------------------------------------------

                                                    For the nine months                     For the three months
                                                    ended on September 30                   ended on September 30
                                                -----------------------------          -----------------------------
                                                 2002              2001                 2002                 2001
                                                 ----              ----                 ----                 ----
                                             $         %       $          %       $            %        $           %
                                            ---       ---     ---        ---     ---          ---      ---         ---
                                                        (In thousands of U.S. dollars except per share data)

Net earnings                               39,826      6.8    35,197       6.5    15,504        7.4    12,027        6.4
                                           ======             ======              ======               ======

Diluted earnings per share
excluding OCS charge and
goodwill amortization                        1.00               0.90                0.39                 0.30
                                             ====               ====                ====                 ====


          REVENUE

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          The Company's consolidated revenues increased by 9.2%, from $539.7 million in the first nine months of 2001 to $589.1 million in the first nine months of 2002.

          The following table sets forth the Company's revenue distribution by business lines:

                                               Nine-month period ended
                                               -----------------------
                                    September 30, 2002       September 30, 2001
                                    ------------------       -------------------
                                                 (In $ millions)

            Airborne systems              274.8                        239.1
            Armored vehicle systems        96.2                         94.0
            C4I systems                    86.1                         74.6
            Electro-Optics                101.1                        104.0
            Other                          30.9                         28.0
                                          -----                        -----
            Total                         589.1                        539.7
                                          =====                        =====

          The following table sets forth the Company's distribution of revenues by geographical regions:

                                               Nine-month period ended
                                               -----------------------
                                    September 30, 2002       September 30, 2001
                                    ------------------       -------------------

            Israel                          26%                          28%
            United States                   33%                          28%
            Europe                          17%                          23%
            Other Countries                 24%                          21%


          Three  Months Ended on  September  30, 2002,  Compared to Three Months
          ----------------------------------------------------------------------
          Ended on September 30, 2001
          ----------------------------------------------------------------------

          The consolidated revenues increased by 11.8% from $188.0 million in the third quarter of 2001 to $210.2 million in the third quarter of 2002.

          The following table sets forth the Company's distribution of revenues by business lines:

                                            Three-month period ended
                                            --------------------------
                                    September 30, 2002       September 30, 2001
                                    ------------------       -------------------
                                                 (In $ millions)


            Airborne systems              104.9                         83.8
            Armored vehicle systems        26.1                         32.9
            C4I  systems                   30.1                         24.9
            Electro-Optics                 36.9                         37.8
            Other                          12.2                          8.6
                                          -----                        -----
            Total                         210.2                        188.0
                                          =====                        =====

          The following table sets forth the Company's distribution of revenues by geographical regions:

                                            Three-month period ended
                                            --------------------------
                                    September 30, 2002       September 30, 2001
                                    ------------------       -------------------

            Israel                          25%                          31%
            United States                   33%                          27%
            Europe                          18%                          16%
            Other Countries                 24%                          26%


          GROSS PROFIT
          ------------

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          Gross profit in the nine months ended on September 30, 2002 was $154.9 million, and the gross profit margin was 26.3%.

          Excluding the non-recurring charge related to the OCS program amounting to $9.8 million, the gross profit and gross profit margin in the first nine months of 2002 were $164.7 million and 28.0%, respectively, as compared to $150.6 million and 27.9% in the nine-month period ended on September 30, 2001.

          The Company's gross profit for the nine-month period ended on September 30, 2002 was effected by the write-off in the amount of approximately $6.3 million (before tax) for potential losses related to the Fairchild-Dornier GmbH ("Dornier") project that was included in its results for the second quarter of 2002. The write-off was made in view of the insolvency proceedings that were instituted against Dornier, with whom Cyclone had a risk sharing contract for the supply of certain parts for Dornier's "728" aircraft project, and in view of the uncertain future of the "728" project.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          Gross profit in the three-month period ended September 30, 2002 was $59.4 million, as compared to $51.9 million in the comparable period last year. The gross profit margin in the third quarter of 2002 was 28.3% as compared to 27.6% in the comparable period last year.

          Cost of revenues in 2001 included amortization of goodwill, which following the adoption of SFAS 142 effective January 1, 2002, is no longer amortized.

          RESEARCH AND DEVELOPMENT ("R&D")
          --------------------------------

          The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on estimated market needs.

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          Gross R&D expenses in the nine-month period ended September 30, 2002 totaled $43.9 million (7.5% of revenues), as compared with $48.9 million (9.1% of revenues) in the nine-month period ended September 30, 2001.

          Net R&D expenses (after deduction of the OCS participation) in the nine-month period ended September 30, 2002 totaled $40.9 million (7.0% of revenues), as compared to $41.0 million (7.6% of revenues) in the comparable period in 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          Gross R&D expenses in the three-month period ended September 30, 2002 were $16.3 million (7.7% of revenues), as compared with $18.1 million (9.6% of revenues) in the three-month period ended September 30, 2001.

          Net R&D expenses (after deduction of the OCS participation) in the three-month period ended September 30, 2002 totaled $15.2 million (7.2% of revenues), as compared with $15.3 million (8.1% of revenues) in the comparable period in 2001.

          The Company's investments in R&D in the reported periods were in accordance with the Company's long-term plan.

          The OCS' participation in the Company's R&D expenses in the nine-month period ended September 30, 2002 has been lower than in the comparable periods in 2001, and the Company estimates that the total level of participation by the OCS for the year of 2002 will be lower than in 2001.

          MARKETING AND SELLING EXPENSES
          ------------------------------

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          Marketing and selling expenses in the nine-month period ended September 30, 2002 were $47.4 million (8.0% of revenues), as compared to $38.1 million (7.1% of revenues) in the comparable period ended September 30, 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          In the third quarter of 2002 marketing and selling expenses were $17.4 million (8.3% of revenues) as compared to $13.3 million (7.1% of revenues) in the comparable period in 2001.

          The reasons for the increase in the Company's marketing and selling expenses were mainly the increased level of revenues, as well as the need to invest a higher level of resources in generating new business and the increased length of time required for marketing efforts until orders are received.

          GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
          -------------------------------------------

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          G&A expenses in the nine-month period ended September 30, 2002 were $31.0 million (5.3% of revenues), as compared to $28.8 million (5.3% of revenues) in the comparable period in 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          In the third quarter of 2002 G&A expenses were $10.9 million (5.2% of revenues) as compared to $10.8 million (5.8% of revenues) in the third quarter of 2001.

          In the first three quarters of 2002 G&A expenses included G&A expenses and amortization of intangible assets related to companies that were not consolidated in the same period last year.

          In the first three quarters of 2001 the G&A expenses included approximately $0.5 million amortization of goodwill expenses per quarter, which following the adoption of SFAS 142 effective January 1, 2002, is no longer amortized.

          OPERATING INCOME
          ----------------

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          As a result of all of the above, operating income in the nine-month period ended September 30, 2002, amounted to $35.6 million (6.0% of revenues).

          Excluding the non-recurring charge related to the OCS program in 2002, the Company's operating income and operating margin (as a percentage of revenues) in the first nine months of 2002 were $45.4 million and 7.7%, respectively, compared to $42.6 million and 7.9% in the comparable period in 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          Operating income amounted to $16.0 million (7.6% of revenues) in the third quarter of 2002, as compared to $12.4 million (6.6% of revenues) in the third quarter of 2001.

          FINANCE EXPENSES, NET
          ---------------------

          Finance expenses (net) in the nine-month period ended September 30, 2002 were $0.7 million, similar to the finance expense in the nine-month period ended September 30, 2001.

          In the third quarter of 2002 the Company had finance expenses (net) of $0.6 million, as compared to $0.1 million finance expenses (net) in the third quarter of 2001.

          INCOME BEFORE TAX
          -----------------

          Nine Months ended on September 30, 2002, Compared to Nine Months ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          As a result of all of the above, income before income tax for the nine-month period ended September 30, 2002 was $34.4 million (5.8 % of revenues).

          Excluding the non-recurring charge related to the OCS program in 2002, the Company's income before tax was $44.2 million (7.5% of revenues), compared to $41.5 million (7.7% of revenues) in the nine-month period ended September 30, 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          In the third quarter of 2002 income before tax amounted to $15.3 million (7.3% of revenues), as compared to $11.9 million (6.3% of revenues) in the comparable period in 2001.

          TAXES ON INCOME
          ---------------

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          Provision for taxes for the nine-month period ended September 30, 2002 was $6.8 million as compared to $8.9 million in the nine-month period ended September 30, 2001. The Company's effective tax rate for the first nine months of 2002 was 19.8%, as compared to 21.4% in the first nine months of 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          Provision for taxes in the third quarter of 2002 was $1.6 million as compared to $2.1 million in the third quarter of 2001. The Company's effective tax rate in the third quarter of 2002 was 10.2% as compared to 17.6% in the third quarter of 2001.

          The provision for taxes in the third quarter of 2002 included reduction of tax expenses in the amount of $2.8 million due to adjustments of estimated taxes and completion of tax assessments for prior years in respect of various group companies.

          NET EARNINGS AND EARNINGS PER SHARE (EPS)
          -----------------------------------------

          Nine Months Ended on September 30, 2002, Compared to Nine Months Ended
          ----------------------------------------------------------------------
          on September 30, 2001
          ---------------------

          Net earnings in the nine months ended on September 30, 2002 were $32.0 million (5.4% of revenues). Diluted EPS in the nine months ended September 30, 2002 was $0.80.

          Excluding the non-recurring charge related to the OCS program, the Company's net earnings in the nine months ended on September 30, 2002 were $39.8 million, (6.8%, of revenues), and diluted EPS was $1.00, as compared to $33.1 million (6.1% of revenues) and $0.85 in the nine month ended on September 30, 2001.

          Excluding amortization of goodwill, net earnings and diluted EPS were $35.2 million and $0.90, respectively, in the nine-month period ending September 30, 2001.

          Third Quarter of 2002, Compared to Third Quarter of 2001
          --------------------------------------------------------

          Net earnings in the third quarter of 2002 were $15.5 million (7.4% of revenues), and diluted EPS was $0.39, as compared to net earnings of $11.3 million (6.0% of revenues) and diluted EPS of $0.29 in the third quarter of 2001.

          Excluding amortization of goodwill, net earnings and diluted EPS were $12.0 million and $0.30, respectively, in the three-month period ending September 30, 2001.

          The number of shares used for computation of diluted EPS in the nine and three-month periods ended September 30, 2002 was approximately
          39.9 million shares and 39.8 million shares, respectively, as compared to 39.1 million shares and 39.6 million shares in the nine and three-month periods ended September 30, 2001. The increase in the number of shares was due mainly to the exercise of options during the period.

G.        LIQUIDITY AND CAPITAL RESOURCES
          -------------------------------

          The Company's cash flow is affected by the cumulative cash flows of its various projects in the reported periods. Projects' cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

          The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

          The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and abroad based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

          The Company's net cash flow derived from ongoing operations in the nine months ended September 30, 2002 was $62.8 million, resulting mainly from collection of customers receivables and receipt of advances from customers, which were partially offset by an increase in inventories and decrease in trade accounts payable.

          Net cash flow used for investment activities in the nine months ended September 30, 2002 was $37.9 million, which was used mainly for procurement of fixed assets and the acquisition of the Government Division of Elron Telesoft.

          Net cash flow used for financing activities in the nine months ended September 30, 2002 was $20.8 million, resulting from a decrease in short-term borrowing and payment of dividends.

          As of September 30, 2002, the Company had working capital of $194.4 million, and its current ratio was 1.56. The Company's ratio of equity to total assets was 43.6%.

H.        DIVIDENDS
          ---------

          The Board of Directors declared on November 5, 2002 a dividend of $0.09 per share for the third quarter of 2002.

                                      * * *
          ----------------------------------------------------------------------
          Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

                                    EXHIBIT 3
                                    ---------

              ELBIT SYSTEMS REPORTS RESULTS FOR THIRD QUARTER 2002

                      ------------------------------------

                    o    Revenues increase by 12% to $210 million

                    o    Net income increases by 37%

                    o    Backlog of orders reaches $1.68 billion

HAIFA,  ISRAEL,  NOVEMBER 6, 2002 - ELBIT SYSTEMS LTD. ("THE COMPANY")  (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the third quarter of 2002 and for the nine months ended September 30, 2002.

CONSOLIDATED REVENUES FOR THE THIRD QUARTER OF 2002 increased by approximately 12% to $210.2 million from $188.0 million in the corresponding quarter in 2001.

CONSOLIDATED REVENUES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 increased by approximately 9% to $589.1 million from $539.7 million in the corresponding period in 2001.

NET INCOME FOR THE THIRD QUARTER OF 2002 increased by approximately 37% to $15.5 million (7.4% of revenues) from $11.3 million (6.0% of revenues) in the same period in 2001. Diluted earnings per share for the third quarter of 2002 were $0.39 as compared with $0.29 for the third quarter of 2001.

The net income for the third quarter of 2002 included reduction of tax expenses in the amount of $ 2.8 million, due to adjustments of estimated taxes and completion of tax assessments for prior years with respect to various companies in the Elbit Systems group.

CONSOLIDATED NET INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002, before the one-time charge included in the Company's results for the second quarter of 2002 due to an agreement reached with the Israeli Office of the Chief Scientist ("OCS"), increased to $39.8 million (6.8% of revenues) from $33.1 million (6.1% of revenues) in the same period in 2001. Diluted earnings per share for the nine- month period ended September 30, 2002, before the one-time charge for the OCS, were $1.00 as compared with $0.85 for the corresponding period of 2001.

NET INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002, AFTER THE ONE-TIME CHARGE FOR THE OCS, was $32.0 million (5.4% of revenues) or diluted earnings per share of $0.80.

GROSS PROFIT FOR THE THIRD QUARTER OF 2002 was $59.4 million (28.3% of revenues), as compared with gross profit of $51.9 million (27.6% of revenues) in the third quarter of 2001.

GROSS PROFIT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002, BEFORE THE ONE-TIME CHARGE FOR THE OCS, was $164.7 million (28% of revenues), as compared with gross profit of $150.6 million (27.9% of revenues) in the corresponding period of 2001.

GROSS PROFIT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002, AFTER THE ONE-TIME CHARGE FOR THE OCS, was $154.9 million (26.3% of revenues).

BACKLOG OF ORDERS as of September 30, 2002 reached $1,677 million, as compared with $1,566 million at the end of 2001. 66% of the backlog relates to orders outside of Israel. As of September 30, 2002, approximately 55% of the Company's backlog is scheduled to be performed in the last quarter of 2002 and during 2003.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report the Company's third quarter 2002 results which demonstrate Elbit Systems' continued growth. These results reflect the Company's intensive marketing efforts; continued investment in developing advanced technologies; dedicated employees in Israel and worldwide; and steps taken to improve efficiency. We reiterate our expectation that the growth will continue and anticipate revenues in 2002 to exceed $800 million."

The Board of Directors has declared a dividend of $0.09 per share for the third quarter of 2002. The dividend will be paid on December 16, 2002, net of taxes and levies at the rate of 17%. The record date of the dividend is December 3, 2002.

CONFERENCE CALL

Elbit Systems cordially invites you to participate in our interactive conference call on WEDNESDAY, NOVEMBER 7, 2002 AT 10:30 AM ET. To take part in the conference call, please dial 1-866-500-4965 (U.S. AND CANADA) OR 1-877-332-1104 (U.S.) OR +972-3-925-5910 (INTERNATIONAL) a few minutes before the 10:30 AM ET start time. For your convenience, an instant replay will be available Wednesday, November 7, 2002 at 12:30 PM ET until Friday, November 9, 2002 at 5:00 PM ET. The replay telephone number is 1-866-500-4965 (U.S. AND CANADA) OR +972-3-925-5945 (INTERNATIONAL).

ABOUT ELBIT SYSTEMS LTD.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il.


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                          (In thousands of US Dollars)

                                                       September       December
                                                           30             30
                                                          2002           2001
                                                       ---------       --------
                                                       Unaudited       Audited
       ASSETS
       ------

       Current Assets:
       Cash and short term deposits                     51,787           47,004
       Trade receivable and others                     270,909          276,606
       Inventories, net of advances                    219,587          185,090
       Total current assets                            542,283          508,700
                                                       -------          -------


       Affiliated Companies & other Investments         37,923           31,492
       Long-term receivables & others                   39,569           74,221
       Fixed Assets, net                               194,828          184,774
       Other assets, net                               106,488          105,283
                                                       -------          -------
                                                       921,091          904,470
                                                       =======          =======
       LIABILITIES AND SHAREHOLDER'S EQUITY
       ------------------------------------

       Current liabilities                             347,868          384,773
       Long-term liabilities                           165,034          135,718
       Minority Interest                                 6,382            5,994
       Shareholder's equity                            401,807          377,985
                                                       -------          -------
                                                       921,091          904,470
                                                       =======          =======

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
           (In thousands of US Dollars, except for per share amounts)

                                                                                                                  Year Ended
                                                            Nine Months Ended           Three Months Ended          December
                                                               September 30               September 30                31
                                                            --------------------       --------------------       ----------
                                                            2002            2001       2002            2001          2001
                                                            ----            ----       ----            ----          ----
                                                                 Unaudited                   Unaudited              Audited

Revenues:                                                   589,143        539,731    210,155       187,957         764,501
Cost of revenues                                            424,415        389,153    150,738       136,090         553,957
Non-recurring charge                                          9,801              -          -             -               -
                                                            -------        -------    -------       -------         -------
 Gross Profit                                               154,927        150,578     59,417        51,867         210,544

Operating expenses:
Research and development, net                                40,949         41,032     15,185        15,302          60,103
Marketing and selling                                        47,353         38,126     17,366        13,338          54,923
General and administrative                                   31,046         28,810     10,860        10,836          43,524
                                                            -------        -------    -------       -------         -------
Total operating expenses                                    119,348        107,968     43,411        39,476         158,550
                                                            -------        -------    -------       -------         -------

Operating income                                             35,579         42,610     16,006        12,391          51,994

Financial expenses, net                                       (690)          (688)      (595)         (134)          (2,618)
Other income (expenses), net                                  (524)          (475)      (115)         (312)             774
                                                            -------        -------    -------       -------         -------
Income before income taxes                                   34,365         41,447     15,296        11,945          50,150
Provisions for income taxes                                   6,810          8,875      1,565         2,099          11,003
                                                            -------        -------    -------       -------         -------
                                                             27,555         32,572     13,731         9,846          39,147
Company's share of partnerships and affiliated
companies income (loss), net                                  2,554          (429)      1,114           593            (598)
Minority rights                                               1,877            984        659           898           2,247
                                                            -------        -------    -------       -------         -------
Net income                                                   31,986         33,127     15,504        11,337          40,796
                                                            =======        =======    =======       =======         =======

Basic Earnings per share                                      $0.83          $0.87      $0.40         $0.30          $ 1.07
                                                            =======        =======    =======       =======         =======
Weighted average number of shares used in
computation equivalents outstanding (in
thousands)                                                   38,459         37,892     38,515        38,004          37,975
                                                            =======        =======    =======       =======         =======

Diluted net earnings per share                                $0.80          $0.85      $0.39         $0.29          $ 1.04
                                                            =======        =======    =======       =======         =======
Weighted average number of shares used in
computation (in thousands)                                   39,896         39,087     39,772        39,579          39,359
                                                            =======        =======    =======       =======         =======

                        ===========================================================================

Net earnings excluding Goodwill amortization expenses                       35,197                   12,027          43,556
                                                                           =======                  =======         =======
Diluted earnings per share excluding Goodwill amortization
expenses                                                                     $0.90                    $0.30           $1.11
                                                                           =======                  =======         =======
